SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Explanatory Note

On March 22, 2022, MediWound Ltd. (the “Company”) issued a press release announcing that, in connection with the Company’s recently completed underwritten public offering of ordinary shares, which closed on March 7, 2022, the underwriter partially exercised its over-allotment option. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the Exhibits thereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated March 22, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: March 22, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer